333 S.E. 2nd Avenue

Suite 4100

Miami, Florida 33131

February 1, 2021

Ms. Nudrat Salik

Office of Life Sciences

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Aveanna Healthcare Holdings Inc.

Draft Registration Statement on Form S-1

Filed December 11, 2020

CIK 0001832332

Dear Ms. Salik:

On behalf of our client, Aveanna Healthcare Holdings Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated January 8, 2021. In connection with such responses, we will be confidentially submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001832332) (the “Registration Statement”). The Registration Statement, as amended by Amendment No. 1, is referred to as the “Amended Registration Statement.”

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Draft Registration Statement on Form S-1 Submitted December 11, 2020

Industry and Market Data, page iv

1.

Your statements that (i) you have not independently verified any of the data from third party sources, (ii) that that there can be no assurance as to the accuracy or completeness of such information and (iii) that investors are cautioned not to give undue weight to these estimates and information may imply an inappropriate disclaimer of responsibility with respect to the third party information. Please either delete these statements or specifically state that you are liable for such information.

In response to the Staff’s comment, the Company has revised the disclosure contained on page iv of the Registration Statement.

Aveanna Healthcare Holdings Inc.

February 1, 2021

Prospectus Summary, page 1

2.

Please revise your summary to eliminate repetitive disclosure, focus on the material aspects of your offering and balance the positive aspects of your business with a similarly prominent discussion of risks, challenges and costs associated with your revenue growth. Please note, the summary should not include a lengthy description of the company’s business, business strategy, market or sponsors. This detailed information about your operations, your executive team’s prior accomplishments and sponsors is better suited for the body of the prospectus.

In response to the Staff’s comment, the Company has revised its disclosure in the prospectus summary to reduce the amount of repetitive disclosure and focus on the material aspects of the Company’s initial public offering. Additionally, the Company has included disclosure in the prospectus summary that it believes appropriately balances the positive aspects of its business with a discussion of risks, challenges and costs associated with its revenue growth.

3.

Please revise your disclosure to provide the basis for your statements that you are the national leader in pediatric home health, that you have a leading position in many of your markets, that your home care platform and pediatric home health business are leaders in the industry.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 4, 10, 114, 116 and 129 of the Amended Registration Statement.

4.

We note your references here and throughout your prospectus to third party research and a report prepared by Marwood Group, a healthcare regulatory consultant. Please clarify whether you commissioned research from the Marwood Group or any other third-party research referenced in prospectus. If so, please revise your filing to identify such third party and file a consent from such third party. Please see Securities Act Rule 436 and Question 233.02 of the Securities Act Rules Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised the Index to Exhibits on page II-6 of the Amended Registration Statement and intends to file a consent from Marwood Group Advisory, LLC. Further, the Company has revised the disclosure on pages 3, 4, 9, 10, 116, 127, 128, 130 and 131 of the Amended Registration Statement.

Aveanna Healthcare Holdings Inc.

February 1, 2021

Our Diversified Home Care Platform, page 5

5.

We note your disclosure that your payer mix is highly diversified, with no individual payer representing more than 6% of revenue for fiscal year 2019 and that you have enjoyed a long, consistent and predictable trajectory of reimbursement rate increases. Please revise to include balancing disclosure that that you cannot control reimbursement rates and investors cannot be assured that reimbursement payments will remain at comparable levels to the present or will be sufficient to cover the costs allocable for patient services.

In response to the Staff’s comment, the Company has revised its disclosure to clarify that the Company cannot control reimbursement rates, predict whether they will remain at current levels or provide assurance that they will always be sufficient to cover the costs allocable for patient services. Please see pages 5, 6 and 118 of the Amended Registration Statement.

Recent Acquisitions, page 14

6.	Please balance your disclosure of revenues from recently acquired companies with disclosure of consideration and profitability.

In response to the Staff’s comment, the Company has revised its disclosure on page 12 of the Amended Registration Statement to disclose the aggregate consideration payable by the Company in respect of each of the acquired companies. None of the acquired companies is significant, within the meaning of Rule 1-02 of Regulation S-X, nor are the acquired companies significant in the aggregate; consequently, the Company has not included historical financial statements for any of the acquired companies in the Amended Registration Statement, and the Company respectfully advises the Staff that a discussion of any such company’s historical profitability is not required. The Company intends to file a further amendment to the Registration Statement, containing the Company’s audited financial statements for its 2020 fiscal year, together with pro forma financial statements prepared in accordance with Article 11 of Regulation S-X, which pro forma financial statements will illustrate the aggregate impact of the acquired companies’ financial results on that of the Company’s financial results.

Summary Historical and Pro Forma Consolidated Financial Data, page 21

7.

We note your presentation of Adjusted Working Capital, which is not consistent with the definition of working capital as defined in the FASB Codification Master Glossary. In this regard, please provide all of the non-GAAP financial measure disclosures required by Item 10(e) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure to retitle “adjusted working capital” as “net operating assets and liabilities”. Please see pages 19 and 80 of the Amended Registration Statement.

Aveanna Healthcare Holdings Inc.

February 1, 2021

There is a high degree of uncertainty regarding the implementation of the CARES Act and other existing or future stimulus legislation..., page 38

8.

We note your disclosures regarding stimulus payments from Pennsylvania. Please revise to disclose the amounts received from all states in the aggregate. Quantify any amounts you are required to repay and the amounts for which there is uncertainty.

In response to the Staff’s comment, the Company has revised its disclosure to make clear that the Company received no stimulus payment from states other than Pennsylvania. Additionally, the Company has disclosed the amount of stimulus funds it expects to return to the state of Pennsylvania. With respect to the Provider Relief Fund (“PRF”) funds received from the federal government, the Company has disclosed that it is currently evaluating whether or not it will return any of the funds received. The Company expects to complete all related disclosures pertaining to amounts of PRF funds received, used and expected to be returned at such time as it files a further amendment to the Registration Statement, containing the Company’s audited financial statements for its 2020 fiscal year. Please see pages 37, 85 and 86 of the Amended Registration Statement.

Use of Proceeds, page 68

9.	Please revise to disclose the approximate amount intended to be used for each of the purposes identified. With respect to debt repayments, please refer to Instruction 4 to Item 504 of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has not yet determined the approximate amount intended to be used for each of the purposes identified. Upon identifying the estimated net proceeds from the offering contemplated by the Amended Registration Statement, the Company will include in a subsequent amendment to the Registration Statement estimated dollar amounts intended to be used for each of the purposes identified.

The Company further advises the Staff that it has revised its disclosure with respect to the indebtedness to be repaid with offering proceeds to provide additional detail and the information required by Instruction 4 to Item 504 of Regulation S-K. Please see page 66 of the Amended Registration Statement.

Cares Act, page 87

10.

Please revise your disclosure to briefly describe the interim guidance provided by CMS regarding the terms and conditions of the Provider Relief Fund. Please also state whether the Company is presently in compliance with such conditions, or if it expects that any portion of the funds received will be required to be repaid.

In response to the Staff’s comment, the Company has revised its disclosure to further describe HHS’ interim guidance concerning the terms and conditions of the PRF.

Aveanna Healthcare Holdings Inc.

February 1, 2021

Additionally, the Company confirms that it believes it is in compliance with applicable terms and conditions of the PRF. Please see page 85 of the Amended Registration Statement.

Evaluation and Measurement of Our Business, page 89

11.	We note your presentation of various metrics, including volume, net revenue rate, and cost of patient services rate. Please expand your disclosures to address:

•	The reasons why the metric is useful to investors;

•	How management uses the metric; and

•	Whether there are estimates or assumptions underlying the metric or its calculation, and if so, whether disclosure of these estimates or assumptions is necessary. Refer to Release No. 33-10751.

In response to the Staff’s comment, the Company has revised its disclosure to include the reasons why each metric is useful to investors and how the Company’s management uses the metric. The Company also advises the Staff that there are no assumptions underlying such metrics or their respective calculations, and, accordingly, the Company has determined that no additional disclosure is required pursuant to Release No. 33-10751. Please see pages 88 and 89 of the Amended Registration Statement.

Non-GAAP Financial Measures

Adjusted EBITDA, page 99

12.

Given the multiple adjustments made to arrive at Adjusted EBITDA, please expand your disclosures to better address how you determine what items should be adjusted for in your determination of Adjusted EBITDA. Please also tell us how you determined that the following items were not normal, recurring cash operating expenses necessary to operate your business and therefore appropriate to adjust for:

•	Sponsor fees;

•	Integration costs;

•	Incremental compensation, incremental PP&E, and costs of remote workforce enablement included in the COVID-related costs line item;

•	Legal and compliance costs included in the Legal costs and settlements associated with acquisition matters line item; and

•	Other system transition costs, professional fees and other line item.

Please refer to Item 10(e) of Regulation S-K as well as the guidance in Questions 100.01 and 102.03 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has carefully considered Item 10(e) of Regulation S-K and the related Staff guidance in Questions 100.01 and 102.03 of the Non-GAAP Financial Measures Compliance &

Aveanna Healthcare Holdings Inc.

February 1, 2021

Disclosure Interpretations in connection with its determination of those items adjusted for in the Company’s calculation of Adjusted EBITDA. In response to the Staff’s comment, the Company has expanded its disclosure to explicitly inform investors that while certain Adjusted EBITDA adjustments may not be non-recurring, non-cash, non-operating or unusual, the Company’s management deems these adjustments appropriate in presenting the operating results of the Company’s core business.

The Company acknowledges the Staff’s comment regarding specific adjustments the Company made in arriving at Adjusted EBITDA, and the Company respectfully advises the Staff that the Company has updated its disclosure, as noted above, and has described below the rationale for including each adjustment the Staff cited. Please see pages 98, 99 and 100 of the Amended Registration Statement.

Sponsor fees

Payments made to the Company’s current sponsors for advisory and consulting fees will no longer be incurred subsequent to the Company’s initial public offering, nor will there be any similar fees incurred subsequent to the Company’s initial public offering; therefore, the Company believes excluding such fees from Adjusted EBITDA allows the Company’s management and investors to better evaluate the Company’s operating results.

Integration costs and Legal and compliance costs included in the Legal costs and settlements associated with acquisition matters line items

The Company respectfully advises the Staff that in recent years, the Company has completed a number of acquisitions and additionally terminated the 2019 Transaction, all of which have resulted in incremental acquisition-related costs and other costs, integration costs, legal costs and settlements associated with such activities, as well as system implementation and transition costs, which would not otherwise have been incurred absent these acquisitions. The Company acknowledges that costs are not non-recurring because they relate to past distinctive projects occurring over a defined timeline, or relate to unique circumstances, and the Company generally will incur such costs in connection with any future acquisitions; however, the Company believes that the exclusion of such costs in the calculation of Adjusted EBITDA provides investors with more accurate comparisons of the Company’s financial results to historical operations and the financial results of less acquisitive peer companies. Furthermore, the Company does not consider these cost adjustments to be related to the organic continuing operations of the Company, inclusive of the applicable acquired businesses, and these costs are generally not relevant to assessing or estimating the long-term performance of the Company’s business. In addition, the size, complexity and volume of past acquisitions, which often drives the magnitude of such costs, may not be indicative of the size, complexity and volume of the Company’s future acquisitions. By treating such costs as adjustments in calculating the Company’s Adjusted EBITDA, the Company’s management is better able to evaluate the Company’s ability to utilize its existing assets and estimate the long-term value that acquired assets will generate. The Company believes that its Adjusted EBITDA measure, which excludes such costs, allows the Company’s management and investors to better evaluate the Company’s core business operations both with, and without, such costs.

Aveanna Healthcare Holdings Inc.

February 1, 2021

Incremental compensation, incremental PPE, and costs of remote workforce enablement included in the COVID- related costs line item

The Company respectfully advises the Staff that the Company believes that the incremental response costs that have been incurred, the temporary reimbursement rates it is currently receiving from various payers, and the PRF payments received from the federal government, as well as the stimulus payments received from the Pennsylvania DHS, are temporary in nature due to the COVID-19 pandemic. The Company believes the incremental costs it has incurred, as well as incremental payments it has received, will not continue once the federal and state emergencies declared in response to COVID-19 are lifted. Moreover, the Company has disclosed in the Amended Registration Statement that it expects to return to Pennsylvania $4.3 million of the $4.8 million of the stimulus funds received from the Pennsylvania DHS. Accordingly, the Company believes treating these items as adjustments in calculating its Adjusted EBITDA measure allows the Company’s management and investors to better evaluate the Company’s results in a non-COVID-19 environment.

Other system transition costs, professional fees and other line item

The Company respectfully advises the Staff that it believes incremental costs associated with preparing for an initial public offering and accelerated adoption of accounting standards in order to initially comply with applicable SEC rules and regulations in connection with an initial public offering, including the incurrence of temporary consulting costs to achieve the Company’s desired initial public offering timeline, are temporary in nature and will not continue after the completion of the Company’s initial public offering. The Company believes that the exclusion of such costs from its Adjusted EBITDA measure allows the Company’s management and investors to better evaluate the performance of the Company’s core business operations.

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 101

13.

Your summary of long-term indebtedness obligations on page 104 indicates that almost all of the interest rates on your debt instruments are determined by reference to LIBOR. In this regard, please expand your disclosures to address your plans for transitioning away from LIBOR and the expected impact that discontinuation of LIBOR may have on your liquidity and results of operations. See the Staff statement on the LIBOR transition from July 12, 2019.

In response to the Staff’s comment, the Company has revised its disclosure to include a discussion of the potential impacts to the Company’s debt instruments and facilities resulting from the transition away from LIBOR. Please see pages 105 and 113 of the Amended Registration Statement.

Aveanna Healthcare Holdings Inc.

February 1, 2021

Critical Accounting Policies

Patient Accounts Receivable, page 106

14.

You disclose that there is no single payer that accounts for more than 10% of your total outstanding patient accounts receivable. You also disclose that you believe the collectability risk associated with Medicaid accounts, which represented 31.7% of patient accounts receivable at December 31, 2019, and Medicaid MCO accounts, which represented 38.9% of patient accounts receivable at December 31, 2019, is limited due to historical collection rates and the fact that the U.S. government is the payer. Please better clarify in your disclosures why you are stating that no single payer accounts for more than 10% of your total outstanding patient accounts receivable while also indicating that the US government as a payer represents over 70% of your patient accounts receivable balance at December 31, 2019.

In response to the Staff’s comment, the Company has revised its disclosure to reflect that there are no single payers, other than Medicaid and Medicaid MCO accounts, that represent more than 10% of total outstanding patient accounts receivable. Please see page 106 of the Amended Registration Statement.

15.

We note that accounts receivable is recorded net of allowances and discounts. Please address what consideration you gave to including Schedule II—Valuation and Qualifying Accounts pursuant to Article 12-09 of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Company’s management does not record accounts receivable net of allowances for doubtful accounts; therefore, the Company has not included Schedule II—Valuation and Qualifying Accounts pursuant to Article 12-09 of Regulation S-X. In response to the Staff’s comment, the Company has revised its disclosure. Please see page 106 of the Amended Registration Statement.

Goodwill, page 107

16.

Goodwill represents $1.2 billion of your $1.6 billion total assets at December 31, 2019, or approximately 77% of your total assets. Of your total goodwill, we note that $1.1 billion is related to the Private Duty Services Segment. We also note the impact that COVID-19 had on the PDS segment as discussed on page 14, which included recording a $75.7 million goodwill impairment charges related to the Therapy reporting unit. In this regard please expand your disclosures to address the following for each reporting unit at risk of failing the impairment test:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

Aveanna Healthcare Holdings Inc.

February 1, 2021

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350.

In response to the Staff’s comment, the Company has revised its disclosure to state that no reporting unit was at risk of goodwill impairment charges as of the date the Company recorded the Therapy reporting unit impairment charge. Please see page 108 of the Amended Registration Statement.

Equity, page 110

17.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will supplementally provide the Staff the requested information once the estimated offering price or range has been determined.

Our Reimbursement Sources, page 132

18.

Please expand your disclosure to discuss the reimbursement arrangements, including the reimbursement model, you have negotiated with the payers identified for each of your services. Please also include a discussion of the primary payers and reimbursement arrangements with respect to your Medical Solutions business.

In response to the Staff’s comment, the Company has revised its disclosure by providing additional descriptions of its reimbursement arrangements, including a discussion of the primary payers and reimbursement arrangements for the Company’s Medical Solutions business. Please see page 132 of the Amended Registration Statement.

Aveanna Healthcare Holdings Inc.

February 1, 2021

19.	We note your disclosure regarding the number of distinct payers with respect to Medicare and Medicaid MCO. Please provide the same information for the commercial and Medicare payers.

In response to the Staff’s comment, the Company has revised its disclosure to include the number of distinct payers with respect to commercial and Medicare payors. Please see page 132 of the Amended Registration Statement.

Pediatric Home Health Reimbursement, page 133

20.

We note your disclosure on page 132 that funding from Medicaid programs and MCOs for your pediatric home health services is unlikely to be targeted as a source of savings for states seeking to alleviate budget pressure and your statements on page 134 that the Medicare regulatory and reimbursement outlook is likely stable to positive for home health and hospice services over the next three to five years. Please reconcile these statements with your statement on page 29 that during the past several years, third-party healthcare payers, such as federal and state governments, insurance companies and employers, have undertaken cost containment initiatives and that you expect efforts to impose greater discounts and more stringent cost controls by government and other third-party payers to continue, thereby reducing the payments you receive for your services.

The Company respectfully acknowledges the Staff’s comment and notes that its reference to cost containment initiatives on page 29 of the Registration Statement was intended to focus on governmental and commercial payors primarily in the adult home care and hospice space, which predominantly serve geriatric patient populations. Pediatric home care and home care for medically complex patients historically has not experienced the same degree of cost containment measures as in the geriatric home care and hospice industry. In response to the Staff’s comment, the Company has revised its disclosure to include an appropriate qualifier on page 27 of the Amended Registration Statement. Additionally, the Company’s statements that pediatric home care reimbursement is anticipated to be relatively stable over the short term are based on the Company’s observation (addressed in further detail below) that: (1) pediatric home care services have shown historic rate resiliency; (2) the length of time necessary to convert from traditional Medicaid FFS to Medicaid MCO plans; and (3) network adequacy requirements ameliorate rate reduction risk.

Third party assessments prepared for the Company show an historically stable Medicaid and commercial payor reimbursement outlook for providers that deliver care in the home-based setting to children and adults with medically complex conditions. Historically, the shift from Fee For Service Medicaid (“FFS Medicaid”) to Medicaid MCO’s had resulted in few reimbursement rate reductions in most states. Because Medicaid MCO plans do not represent significant shifts in reimbursement to providers, together with low current budget pressure from the states, the Company believes state fee schedule rates are unlikely to shift downward.

Moreover, moving from an FFS Medicaid payment model to a Medicaid MCO model is a multi-year process for a state. Typically, a state Medicaid agency sends out requests for proposals (“RFPs”) to MCOs and awards contracts based on that process. As part of the RFP process, MCOs may reach out to all Medicaid providers in a state, including PDN providers, with a non-binding letter of intent, asking the provider to confirm it is willing

Aveanna Healthcare Holdings Inc.

February 1, 2021

to enter into a contract with the MCO should it win a contract in the RFP process. These letters of intent from Medicaid are used by the MCO to support its position with the state Medicaid agency that the MCO can build a network of different types of providers and physician specialties. It is not uncommon for a MCO to send such letters of intent to providers a year or more before the MCO is selected by the state Medicaid agency. Furthermore, a state Medicaid agency can also retain coverage of certain patient populations (such as children in foster care), while MCOs handle other populations. In such situations, state Medicaid agencies do not compete with MCOs for the same patients, nor is there rate competition for these patients.

Network adequacy requirements also further limit rate reduction risks. As disclosed on page 132 of the Amended Registration Statement, Medicaid MCOs are paid by the state on a capitated basis, meaning that an MCO enters into contracts with the applicable state for a bundled payment per MCO member per month, which includes all services for such member for such month. MCOs generally contract with all or most of the Medicaid licensed providers in the state in which they conduct business. Each MCO is incentivized to have coverage available “24-7” for each covered patient. MCOs are scored and graded on providing adequate coverage – meaning that a coverage gap in the program can be a serious problem for the MCO. Collectively, these network adequacy requirements limit significant rate variations within a state or geographic region.

Description of Certain Indebtedness, page 175

21.	Please revise your disclosure to state the leverage ratios you must maintain in order to permit the unlimited incurrence of incremental loans under the First and Second Lien Facilities.

In response to the Staff’s comment, the Company has revised its disclosure to include the leverage ratios that the Company must maintain to permit the unlimited incurrence of incremental loans under the First and Second Lien Facilities. Please see pages 176 and 179 of the Amended Registration Statement.

Financial Statements

Consolidated Statements of Operations, page F-5

22.

Your disclosures on page 88 indicate that the cost of patient service, excluding depreciation and amortization line item also includes the cost of medical solutions product sales. In this regard, please consider revising the name of this line item so that it does not imply that it only includes the cost of services provided. For example, you could change to cost of revenue versus only referring to services.

In response to the Staff’s comment, the Company has revised the name of this line item to “cost of revenue”. Please see page F-5 of, and elsewhere in, the Amended Registration Statement.

Aveanna Healthcare Holdings Inc.

February 1, 2021

Note 3. Revenue, page F-17

23.

We note the complexities involved in determining amounts ultimately due under reimbursement arrangements with third-party payers and that you may receive reimbursement for healthcare services authorized and provided that is different from your estimates. Please disclose any material revenue adjustments recognized from performance obligations satisfied (or partially satisfied) in previous periods. Refer to ASC 606-10-50-12A.

In response to the Staff’s comment, the Company has revised its disclosure to clarify the nature of the transactions and related reimbursements. Please see page F-19 of the Amended Registration Statement.

24.

Your discussion of the Medical Solutions business on page F-18 indicates that this business generates revenues from the sale of products, specifically medical equipment and nutritional products. Your disclosures on page F-40 in your description of this segment indicate that this segment also provides services. If you have material arrangements under which you are providing both products and services, please provide the disclosures required by ASC 606-10-50-20 regarding the allocation of the transaction price.

In response to the Staff’s comment, the Company has revised its disclosure to remove references to “services” because the Medical Solutions segment only generates product sales. Please see pages F-40, F-41, 9, 86, 88, 122, and 125 of the Amended Registration Statement. Furthermore the Company does not have any arrangements under which it is providing both products and services for either of its reportable segments.

Note 11. Shareholders’ Equity and Share-Based Compensation, page F-32

25.	Please better clarify in your disclosures your accounting for deferred restricted stock units by addressing the following:

•

Your disclosures indicate that you have determined that the awards upon grant have characteristics of a liability and therefore you account for them as liabilities until the earlier of settlement or when awards are reclassified to deferred restricted stock units. Please clarify what these characteristics are and whether there are any amounts currently reflected in liabilities related to deferred restricted stock units and whether they are being remeasured to fair value; and

•

We note that you reflect deferred restricted stock units as temporary equity pursuant to 480-10-S99-3A. Please disclose what features led to this classification. Please also see the disclosures required by ASC 480-10-S99.

In response to the Staff’s comment, the Company has revised its disclosure to expand on the characteristics of the deferred restricted stock units and related disclosure requirements. Please see pages F-34 and F-35 of the Amended Registration Statement.

Aveanna Healthcare Holdings Inc.

February 1, 2021

Note 13. Commitments and Contingencies, page F-37

26.

We note that there are certain matters for which you have recorded provisions to provide for losses as well as certain matters for which you believe a loss is not probable at this time. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for any of your matters, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made in future filings. Please refer to ASC 450-20-50-3 and 50-4.

In response to the Staff’s comment, the Company has clarified its commitments and contingencies disclosure. In future filings, if the Company determines there is a reasonable possibility that a loss exceeding amounts already recognized (if any) may be incurred with respect to any claims, it will disclose: (i) an estimate (or, if accurate, that the estimate is immaterial in lieu of providing quantified amount) of the additional loss or range of loss; or (ii) that such an estimate cannot be made. Please see page F-38 of the Amended Registration Statement.

Note 16. Segment Information, page F-40

27.

Your disclosures state that the CODM evaluates performance using gross margin and field contribution. We remind you that ASC 280-10-50-28 states that if the CODM uses more than one measure of a segment’s profit or loss, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your consolidated financial statements. We also remind you that measures of segment profit or loss other than the one used by the CODM to allocate resources and assess performance are considered non-GAAP measures unless calculated in accordance with US GAAP. Please revise your disclosures as necessary in your notes to the financial statements as well as in MD&A.

Once it is determined which measure should be reported for segment profit or loss, we remind you that the presentation of the total segment profit or loss measure on page 91 in any context other than the ASC 280 required reconciliation in the notes to the financial statements would be the presentation of a non-GAAP financial measure. Please provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 104.04 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised its disclosure to reflect gross margin as the Company’s segment performance measure. Additionally, the Company has revised its disclosure to reflect field contribution and field contribution margin as non-GAAP measures and has added the disclosures required under Item 10(e) of Regulation S-K. Please see pages ii, iii, 23, 88, 90, 100, 101, F-40 and F-41 of the Amended Registration Statement.

Aveanna Healthcare Holdings Inc.

February 1, 2021

28.	Pursuant to ASC 280-10-50-30(b), please reconcile your segment profit measure to your consolidated loss before income taxes.

In response to the Staff’s comment, the Company has included tabular disclosure reconciling gross margin (the segment profit measure) to consolidated loss before income taxes. Please see pages F-40 and F-41 of the Amended Registration Statement.

Exhibits

29.

With reference to disclosures on pages 14, 85, and 129 as well as other descriptions contained in the prospectus, please file the acquisition agreements as exhibits to the registration statement. Refer to Regulation S-K, Item 601(b)(2).

The Company respectfully advises the Staff that it does not deem any of the acquisition agreements in respect of the above-referenced transactions to be material to the Company or to an investor’s decision whether to invest in the Company’s common stock, as described in the Amended Registration Statement. As noted in response to the Staff’s comment number six, above, the Company has revised its disclosure to include the aggregate purchase price paid for each of the acquired companies; however, none of the acquired companies is significant, within the meaning of Rule 1-02 of Regulation S-X, nor are the acquired companies significant in the aggregate. Consequently, the Company does not believe that it is required to file the requested acquisition agreements pursuant to Item 601(b)(2) of Regulation S-K.

General

30.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Drew M. Altman, Esq. at (305) 579-0589.

Very truly yours,

GREENBERG TRAURIG, P.A.

By: /s/ Drew M. Altman
Drew M. Altman, Esq.

cc: Shannon Drake, Esq., General Counsel and Chief Legal Officer